EXHIBIT 12

HSBC FINANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Nine Months Ended September 30,	2010	2009

	(dollars are
	in millions)

Loss from continuing operations	$(1,848)	$(6,592)
Income tax benefit	(1,062)	(1,392)

Loss from continuing operations before income tax benefit	(2,910)	(7,984)

Fixed charges:
Interest expense	2,315	2,964
Interest portion of rentals(1)	5	32

Total fixed charges	2,320	2,996

Total earnings (loss) from continuing operations, as defined	$(590)	$(4,988)

Ratio of earnings (loss) to fixed charges	(.25)	(1.66)
Preferred stock dividends(2)	42	42
Ratio of earnings (loss) to combined fixed charges and preferred stock dividends	(.25)	(1.64)

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.